SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2014
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to __________

Commission file number 1-12084

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
LIBBEY INC. RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Libbey Inc.
300 Madison Ave.
Toledo, Ohio 43604

REQUIRED INFORMATION

Financial Statements and Exhibits as follows:
1. Financial statements

•	Report of Independent Registered Public Accounting Firm

•	Statements of Net Assets Available for Benefits as of December 31, 2014, and December 31, 2013

•	Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2014 and December 31, 2013

•	Notes to Financial Statements

•	Supplemental Schedule — H, Line 4i Schedule of Assets (Held at End of Year)
2. Exhibits

(23)	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBBEY INC. RETIREMENT SAVINGS PLAN

Libbey Inc. Employee Benefits Committee Plan Administrator

Dated:	June 11, 2015	By:	/s/ Timothy T. Paige
Timothy T. Paige
Chairman Employee Benefits Committee

		By:	/s/ Sherry L. Buck
Sherry L. Buck
Vice President and Chief Financial Officer of Libbey Inc.

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

Libbey Inc. Retirement Savings Plan

Years Ended December 31, 2014 and 2013

With Report of Independent Registered Public Accounting Firm

Libbey Inc. Retirement Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm

The Libbey Inc. Employee Benefits Committee
Libbey Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Libbey Inc. Retirement Savings Plan as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Libbey Inc. Retirement Savings Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Libbey Inc. Retirement Savings Plan's financial statements. The information in the supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Toledo, Ohio
June 11, 2015

Libbey Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
Assets
Investments, at fair value (Note 4)	$114,469,645	$110,962,628
Notes receivable from participants (Note 5)	1,712,799	1,627,817
Employer contribution receivable	165	—
Net assets available for benefits reflecting investments at fair value	116,182,609	112,590,445
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 3)	(62,952)	25,625
Net assets available for benefits	$116,119,657	$112,616,070

See accompanying notes.

Libbey Inc. Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2014	2013
Additions
Investment income:
Interest and dividends	$3,198,563	$2,881,910
Interest income on notes receivable from participants	70,129	72,766
Contributions:
Participants	4,094,539	4,255,372
Employer	2,260,164	2,226,148
	6,354,703	6,481,520

Total additions	9,623,395	9,436,196

Deductions
Participant withdrawals or benefits paid directly to participants	(15,335,796)	(12,521,485)
Expenses	(65,341)	(57,459)
Total deductions	(15,401,137)	(12,578,944)

Net appreciation in fair value of investments (Note 4)	9,197,997	14,660,880
Net increase prior to transfer	3,420,255	11,518,132

Net transfer from (to) Libbey Inc. Supplemental Retirement Plan	83,332	36,133

Net assets available for benefits:
Beginning of year	112,616,070	101,061,805
End of year	$116,119,657	$112,616,070

See accompanying notes.

Libbey Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2014

1. Description of Plan

General

The Libbey Inc. Retirement Savings Plan (the Plan) was adopted by Libbey Inc. (the Company) for the benefit of eligible salary and non-union hourly employees. The Plan was amended and restated on January 28, 2013 and effective on January 1, 2013.

The Plan is a defined contribution plan that provides eligible employees the opportunity to make pretax and/or after-tax contributions, in specific percentages, within guidelines established by the Libbey Inc. Employee Benefits Committee (the Committee). Participant contributions are limited to 50% of their eligible wages and are immediately 100% vested. Contributions are allocated at the participant’s discretion among the various investment options from 1% to 100%, with no limit on the number of options selected. A participant may elect to change the percentage of eligible compensation to be contributed, and any such changes shall be effective as soon as administratively feasible.

The benefit to which a participant is entitled is the benefit that can be provided from the value of the participant’s account.

Effective January 1, 2013, the Company contributes to the Plan on behalf of each participant an amount equal to 100% of the participant’s first 6% of pretax contributions not to exceed 6% of the participant’s eligible compensation. Company matching contributions are allocated to investments based on the participant’s deferral elections. Company matching contributions are immediately 100% vested. The Plan automatically enrolls newly eligible participants; however, participants can elect to opt out of automatic enrollment.

Within certain limitations, a participant may also transfer into the Plan a rollover contribution from another qualified plan.

Participants may transfer existing fund balances among the various investment funds daily, with some limitations.

The above information is intended as a general description of the Plan’s operating guidelines. Reference should be made to the plan document for more specific provisions, including benefit payments.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Upon termination, the entire interest of each participant’s account is distributed to the participants.

Assets in Trust

For the years ended December 31, 2014 and 2013, all of the assets of the Plan were held by the Trustee, JP Morgan Chase Bank, N.A.

Distributions of Benefits

Distribution of vested benefits may be made upon the occurrence of any one of the following:

•	In-service withdrawal on or after attainment of age 59-1/2;

•	Disability (as defined in the Plan) of the participant;

•	Death of the participant;

•	Termination of employment; or

•	With respect to before-tax deferrals, hardship (as defined in the Plan).

Benefits due upon death are generally paid in a lump sum or installments, depending on whether benefit distributions have already begun. Death benefits are based on amounts in the participants’ accounts. Benefits due upon termination, withdrawal,

Libbey Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

or disability are paid in a lump sum or installments, as applicable, and are based on vested amounts in the participants’ accounts. Other withdrawal options and/or forms of benefit payment may be available with respect to participants who were covered under certain plans that were previously merged into the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's matching contributions and their respective share of investment fund earnings (losses) and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Payment of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies and common stock are valued based on quoted market prices that represent the net asset value of shares held by the Plan at year-end. Common collective trusts contain investments in equity and bond funds and wrap contracts. The fair value is based on the underlying investments that are traded on an exchange and active market. Reliance is placed on the net asset value of the audited financial statements of these trusts.

The JP Morgan Stable Asset Income Fund invests in fully benefit-responsive investment contracts. This fund is recorded at fair value (see Note 3); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Company Stock

The Plan invests in common stock of the Company. Dividends paid or deemed paid shall constitute applicable dividends per the Internal Revenue Code (the Code).

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the Trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

Plan Expenses

The Plan's administrative expenses are paid by either the Plan or the Company, as provided by the Plan's provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. Expenses relating to purchases, sales or

Libbey Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

transfers of the Plan's investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Reclassifications

Certain amounts in the financial statements have been reclassified to conform to the 2014 financial statement presentation, including a reclassification between international equity and US equity funds on the investments measured as fair value.

New Accounting Standards

In May 2015, the FASB issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented. Early application is permitted. We are currently assessing the impact that this standard will have on our financial statements.
3. Fair Value Measurements

In accordance with ASC 820, Fair Value Measurement, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

•	Level 1 — Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

•
Level 2 — Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•
Level 3 — Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan:

Libbey Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

Registered investment companies: Valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end.

Common stock: Valued at the closing price reported in the active market in which the individual securities are traded.

Common collective trusts: Valued at the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of units outstanding.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2014 and 2013 (Level 1, 2, and 3 inputs are defined above):

	Fair Value Measurements Using Input Type December 31, 2014
	Level 1	Level 2	Level 3	Total
Investments:
Registered investment companies:
US equity funds	$47,955,551	$—	$—	$47,955,551
International equity	11,849,083	—	—	11,849,083
Fixed income	13,962,462	—	—	13,962,462
Libbey Inc. common stock	20,174,852	—	—	20,174,852
Common collective trusts (a)	—	20,527,697	—	20,527,697
Total investments measured at fair value	$93,941,948	$20,527,697	$—	$114,469,645

	Fair Value Measurements Using Input Type December 31, 2013
	Level 1	Level 2	Level 3	Total
Investments:
Registered investment companies:
US equity funds	$48,052,245	$—	$—	$48,052,245
International equity	12,232,553	—	—	12,232,553
Fixed income	12,523,814	—	—	12,523,814
Libbey Inc. common stock	16,272,082	—	—	16,272,082
Common collective trusts (a)	—	21,881,934	—	21,881,934
Total investments measured at fair value	$89,080,694	$21,881,934	$—	$110,962,628
___________________________________

(a)
Represents investments in common collective trusts. One of the trusts invests in high quality fixed income portfolios combined with investment contracts called “benefit responsive wraps” issued by other insurance companies. The investment strategy for this trust is to provide current income while preserving principal, providing liquidity and stable net asset value. The other common collective trust's investment strategy is to provide investment results that correspond to the total return performance of publicly-traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Index. There are no unfunded commitments at December 31, 2014 for either trust. The Plan may terminate its interest in the trusts at any time. Complete or partial withdrawals must be given in writing not less than 30 days prior to the valuation date, upon which the withdrawal is to be effected, and such withdrawals shall be paid at the lesser of book or market value, as determined by the fund (see Note 2). The fair value of the common collective trusts have been determined based on the fair value of the underlying investments of the fund as of measurement date. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully

Libbey Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

4. Investments

Investments whose fair value represents 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31,
	2014	2013
Libbey Inc. common stock	$20,174,852	$16,272,082
Dodge & Cox Stock Fund	14,888,866	12,781,708
BlackRock Equity Index Fund	10,712,672	9,657,607
JP Morgan Stable Asset Income Fund (at fair value)*	9,815,025	12,224,327
Harbor International Fund	7,776,857	11,607,823
Harbor Capital Appreciation Fund	6,786,315	6,723,884
Harbor Bond Fund	**	6,065,845
___________________________________
* The contract value of the Plan's investment in the JP Morgan Stable Asset Income Fund was $9,752,073 and $12,249,952 at December 31, 2014 and 2013, respectively.
**Less than 5% of fair value of the Plan's net assets.

During 2014 and 2013, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in fair value as follows:

	Year Ended December 31,
	2014	2013
Registered investment companies	$435,133	$10,201,385
Common collective trusts	1,502,041	2,614,180
Libbey Inc. common stock	7,260,823	1,845,315
	$9,197,997	$14,660,880

5. Notes Receivable from Participants

The Plan permits participants to borrow up to a maximum of $50,000, or 50%, of their investment balance once their investment balance reaches $1,000. Loans are made subject to certain conditions and limitations specified in the plan document and are repaid in semimonthly or weekly installments, including interest, over periods of between one to five years or up to 10 years for the purchase of a primary residence. A participant is entitled to a maximum of two loans; however, the loans must be initiated 12 months apart. Participant loans are collateralized by their account balances. The rate at which loans bear interest is established at the inception of the borrowing, based on the prime rate then being charged by the Trustee plus 1%. Repayments of loans, including the interest portion thereof, are reinvested on the participants’ behalf in accordance with their current choice of investment options. If a participant terminates employment from the Company, the loan must be paid in full otherwise it will be treated as a distribution to the participant after 90 days.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated May 1, 2014, stating that the Plan is qualified under Section 401(a) of the Code and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan is qualified and the related trust is tax-exempt.

Libbey Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

7. Related-Party Transactions

Certain plan investments are shares of mutual funds managed by the Trustee and shares of mutual funds managed by Harbor Capital Advisors, the investment advisors of various defined benefit pension plans of the Company. The investments in mutual funds managed by the Trustee and Harbor Capital Advisors qualify as party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9. Reconciliation Between Financial Statements and Form 5500

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

A reconciliation of net assets available for benefits per the financial statements to the Form 5500 is as follows:

	December 31,
	2014	2013
Net assets available for benefits per the financial statements	$116,119,657	$112,616,070
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	62,952	(25,625)
Net assets available for benefits per the Form 5500	$116,182,609	$112,590,445

The following is a reconciliation of the net increase (decrease) in assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2014:

Net increase in net assets available for benefits per the financial statements	$3,420,255
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	88,577
Total net income per the Form 5500	$3,508,832

Supplemental Schedule
Libbey Inc. Retirement Savings Plan
EIN 34-1559357   Plan #001
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2014

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Par, or Maturity Value Rate of Interest	Current Value

Registered investment companies:
Harbor*	120,441 shares of International Fund	7,776,857
	419,950 shares of Bond Fund	5,068,801
	117,106 shares of Capital Appreciation Fund	6,786,315
Invesco	124,051 shares of Small Capital Growth Fund	4,850,408
Dodge & Cox	82,286 shares of Stock Fund	14,888,866
Cohen & Steers	14,509 shares of Realty Shares Fund	726,313
Dimensional	16,866 shares of DFA Emerging Markets Value Fund	434,137
	112,792 shares of DFA U.S. Small Cap-I	3,513,456
JP Morgan*	116,645 shares of High Yield Fund	886,498
	25,169 shares of SmartRetirement 2015 Fund	445,488
	140,888 shares of SmartRetirement 2020 Fund	2,589,513
	131,404 shares of SmartRetirement 2025 Fund	2,337,677
	129,516 shares of SmartRetirement 2030 Fund	2,480,234
	54,417 shares of SmartRetirement 2035 Fund	998,014
	42,159 shares of SmartRetirement 2040 Fund	828,429
	52,310 shares of SmartRetirement 2045 Fund	971,929
	39,277 shares of SmartRetirement 2050 Fund	728,977
	2,488 shares of SmartRetirement 2055 Fund	50,895
	23,746 shares of SmartRetirement Income Fund	417,456
	2,917,520 units, 100% U.S. Treasury Money Market Fund	2,917,520
American Funds	125,301 shares of Growth Fund of America	5,341,582
Vanguard	130,735 shares of Inflation-Protected Securities Fund	3,382,119
	157,086 shares of Total Bond Market Index	1,707,524
	124,934 shares of FTSE All-World ex-US Index	3,638,088
Common collective trusts:
JP Morgan*	22,563 shares of Stable Asset Income Fund	9,815,025
BlackRock	143,095 shares of Equity Index Fund	10,712,672
Common stock:
Libbey Inc.*	641,694 shares of common stock	20,174,852
Total investments		114,469,645

Participant Loans*	Interest rates ranging from 4.25% to 9.25% with latest maturity date of November 25, 2024	1,712,799
Net Total Assets		$116,182,444
___________________________________
* Indicates a party-in-interest to the Plan.